October 25, 2005

Via Facsimile ((206) 359-9000) and U.S. Mail

Michael Stansbury, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington  98101

Re:	Emeritus Corporation
	Schedule TO-I filed October 18, 2005
	SEC File No. 005-45305

Dear Mr. Stansbury:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet

Who owns the existing debentures?, page 1
1. Please name the two directors which represent the Saratoga
Entities on your board of directors.

Forward-Looking Statements, page 9
2. You have stated that "[t]he Private Securities Litigation
Reform
Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements."
Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Summary Consolidated Financial Data, page 10
3. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges and the book value per share information required by Item 1010(c)(4) and (5).

The Exchange Offer, page 22
4. Your ability "to terminate the exchange offer for any reason or no reason" renders the offer illusory. Please revise this section, the conditions section and throughout the document to eliminate this right.

Release of Legal Claims by Tendering Existing Debentureholders,
page
23
5. Please note that the security holders may not contract away their rights under the federal securities laws. See Section 29(a) of the
Securities Exchange Act of 1934. Please delete all references to that effect in your offer document.

Conditions to the Offer, page 23
6. We note that the offer is conditioned upon the receipt of necessary governmental approval. Please expand to clarify what approvals are necessary. Currently, it is unclear what approvals, other than qualification under the TIA which is covered by a separate condition, are necessary.
7. Refer to the third sentence in the second paragraph of this section and to the last sentence of Instruction 10 to the Letter of
Transmittal. This language suggests that once an offer condition is triggered, the company must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
8. We note you have reserved the right to waive the occurrence of any of the conditions to the offer "at any time." Defining the conditions as an ongoing right that may be asserted "at any time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in this section and in Instruction 10 to the Letter of Transmittal, to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Material United States Federal Income Tax Considerations, page 30
9. Revise this subsection to clarify that you describe all material federal tax consequences of the transaction, not only the "principal" consequences.
10. Delete the reference to this discussion being for "general information only" in the legend on page 30. Security holders are entitled to rely upon the discussion.

Comparison of Terms, page 40
11. Please revise the language in the "Issue Date" paragraph under the New Debentures section that states that you will issue the new debentures "as soon as practicable" following the expiration of the offer to state that you will issue the new debentures "promptly," as required by Rule 13e-4(f)(5).

Letter of Transmittal
12. We note that beginning on page 6 of the Letter of Transmittal you require tendering security holders to certify that they have "reviewed" the terms of the offer. The form improperly asks security holders to certify that they have "reviewed" the terms of the offer.
Please revise to delete the requirement that security holders certify that they have "reviewed" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Emeritus Corporation does not view the certification made by security holders that they understand the offer materials as a waiver of liability and that Emeritus Corporation promises not to assert that this provision constitutes a waiver of liability.



Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Michael Stansbury, Esq.
Perkins Coie LLP
October 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE